Filed Pursuant to Rule 253(g)(2)

File No. 024-11001

FUNDRISE INCOME eREIT V, LLC

SUPPLEMENT NO. 13 DATED OCTOBER 29, 2020
TO THE OFFERING CIRCULAR DATED OCTOBER 4, 2019

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Income eREIT V, LLC (“we”, “our” or “us”), dated October 4, 2019 and filed by us with the Securities and Exchange Commission (the “Commission”) on October 7, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

Mezzanine Loan – NexMetro Oakridge Member, LLC

On October 23, 2020, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor (“Fundrise Lending”), a mezzanine loan with a maximum principal balance of approximately $11,625,000 (the “Oakridge Mezzanine Loan”). Approximately $532,000 of the maximum principal balance was funded at closing. The mezzanine borrower, NexMetro Oakridge Member, LLC, a Delaware limited liability company (“Oakridge Member”), plans to use the proceeds to develop cottage-like apartments, generally located at Gateway Blvd & Reeder Road, Forney, TX (the “Oakridge Property”).

Oakridge Member is managed by NexMetro Development, LLC, an affiliate of NexMetro Communities, LLC (the “Sponsor”). The Sponsor has completed approximately 4,000 residential units and is considered a pioneer and leader in the product type.

The Oakridge Property is unimproved but has approvals and entitlements necessary to commence construction shortly.

On the original closing date of the Oakridge Mezzanine Loan, Oakridge Member was capitalized with approximately $3,892,000 of equity capital from the Sponsor.

The Oakridge Mezzanine Loan bears an interest rate of 12.5% per annum, which is fully accrued through the maturity date, October 23, 2023 (the “Oakridge Maturity Date”). The Oakridge Mezzanine Loan has two 12-month extension options subject to certain conditions. In addition, an affiliate of our Manager earned an origination fee of approximately 2.0% of the Oakridge Mezzanine Loan amount, paid directly by Oakridge Member.

Concurrent with the closing of the Oakridge Mezzanine Loan, a senior loan of approximately $21,600,000 was secured (the “Oakridge Senior Loan”). Aggregate with the Oakridge Senior Loan, the Oakridge Mezzanine Loan has a Loan-to-Cost (or LTC) ratio of 80.3%. The LTC ratio is the amount of the Oakridge Senior Loan plus the amount of the Oakridge Mezzanine Loan, divided by the total anticipated cost to construct the Oakridge Property . We typically use an LTC ratio to define leverage for properties that are under development.

The principals of the Sponsor provided customary carve-out guarantees as well as a completion guaranty.

The Oakridge Property is located in the Dallas metropolitan statistical area. The Dallas market presents a strong opportunity arising from steady population and job growth that has helped solidify asking rent growth in recent years. Population growth has averaged nearly triple the US average since 2010 (approximately 18.5% from 2010 – 2019 compared to the United States’ estimated 6.1%).

As the Oakridge Mezzanine Loan was purchased from Fundrise Lending, an affiliate of our Manager, the Independent Representative reviewed and approved of the transaction prior to its consummation.